Exhibit (d)(2)

ETFis SERIES TRUST I

AMENDMENT TO SCHEDULE A TO THE

ADVISORY AGREEMENT

THIS AMENDMENT (the “Amendment”) dated as of the _____ day of __________, 2017, to the Advisory Agreement, dated as of June 4, 2015 (the “Advisory Agreement”), is entered into by and between ETFis SERIES TRUST I (the “Trust”), a Delaware statutory trust registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and Virtus ETF Advisers LLC, a Delaware limited liability company with its principal place of business at 1540 Broadway, New York, NY 10036 (the “Adviser”).

WHEREAS, each of the Trust and the Adviser is a party to the Advisory Agreement; and

WHEREAS, each of the Trust and the Adviser desires to amend the Advisory Agreement to replace Schedule A.

NOW, THEREFORE, the parties agree as follows:

1. Schedule A to the Advisory Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto.

2. Except to the extent amended hereby, the Advisory Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

ETFis SERIES TRUST I	VIRTUS ETF ADVISERS LLC
By: William J. Smalley, President	By: Brinton W. Frith, President

SCHEDULE A

to the

ADVISORY AGREEMENT

between

ETFis SERIES TRUST I

and

VIRTUS ETF ADVISERS LLC

(As of__________, 2017)

As compensation for the Adviser’s services rendered, the Adviser shall be entitled to a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Rate
Virtus Newfleet Multi-Sector Unconstrained Bond ETF	$0	0.700%

Reaves Utilities ETF	$25,000	0.075%

iSectors® Post-MPT Growth ETF	$25,000	0.125%

Virtus Cumberland Municipal Bond ETF	$0	0.245%

InfraCap REIT Preferred ETF1 2	$25,000	0.45%

Virtus WMC Global Factor Opportunities ETF[1]	$0	0.49%

Virtus Glovista Emerging Markets ETF[1]	$0	0.68%

Virtus InfraCap U.S. Preferred Stock ETF1 2	$0	0.80%

1 The management fee for this Fund is structured as a “unified fee”, out of which the Adviser pays all of the ordinary operating expenses of the Fund, except for the fee payment under this Agreement; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund; each of which is paid by the Fund.

2 For the avoidance of doubt, the Trust, the Adviser and the Fund’s Sub-Adviser have not entered into a Sub-Advisory Agreement for the Fund that provides for a unified fee pursuant to which the Sub-Adviser is obligated to pay, or reimburse the Fund for the payment of, the Adviser’s fee, as described in the third sentence of the first paragraph of Section 9 of the Agreement.